Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Earnings:
Income before income taxes	$332	$289	$458	$612
Less: Capitalized interest	(2)	(2)	(5)	(4)
Add:
Fixed charges	48	54	96	108
Amortization of capitalized interest	1	1	3	2
Adjusted earnings	$379	$342	$552	$718
Fixed charges:
Interest expense	$23	$27	$47	$55
Amortization of debt costs	1	1	2	2
Rent expense representative of interest	24	27	47	51
Total fixed charges	$48	$55	$96	$108
Ratio of earnings to fixed charges(1)	7.85	6.27	5.72	6.65

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(1) All ratios shown in the above table have been calculated using unrounded numbers.